SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name	: Sanghyun Cho
Title:	Director

Result of Acquisition of Treasury Shares

1.	Submission Date of Related Report : February 8, 2024 (Title : Decision to Acquire Treasury Shares)

2.	Period of Acquisition : From February 15, 2024 to March 13, 2024

ø The period mentioned above is based on transaction date. The completion of treasury share acquisition (the final settlement date of the transaction) is March 15, 2024.

3.	Result of Acquisition

Type of Share	Total Number of Shares		Average Price Per Share*	Total Value of Acquisition*
	Ordered	Acquired
Common shares	735,000	695,775	KRW 38,949	KRW 27,100,060,600

*	The ‘average price per share’ and ‘total value of acquisition’ do not include brokerage fees.

4.	Confirmation of Consistency between the Planned and Actual Acquisition Details

Planned Acquisition of Shares		Actual Acquisition of Shares		Consistency
Common shares	Other shares	Common shares	Other shares
715,985	—	695,775	—	Inconsistent	*

*

Reason for inconsistency: The “Planned Acquisition of Shares” is the quantity determined by the closing price (KRW 37,850) of the day before the resolution (February 6, 2024) and the planned acquisition amount of KRW 27.1 billion resolved by the Board of Directors. “Actual Acquisition of Shares” is the quantity acquired through on-market purchases, resulting in the change of number of shares due to fluctuations in the stock price.

5.	Treasury Shares after Acquisition

							(Unit : KRW million, Shares, %)
Type of Share	Treasury Shares Under Regulation of Act 3 of Article 165 (A)			Treasury Shares Under a Trust Contract of Act 3 of Article 165 (B)			Total (A+B)
	Number of Shares	%	Value	Number of Shares	%	Value	Number of Shares	%	Value
Common shares	12,143,113	4.71	425,175	—	—	—	12,143,113	4.71	425,175